Exhibit 99.2

FORM OF LETTER TO STOCKHOLDERS

AND PARTICIPATING WARRANT HOLDERS WHO ARE RECORD HOLDERS

LONGEVERON INC.

Transferable Subscription Rights to Purchase
Shares of Class A Common Stock Pursuant to Subscription Rights
Distributed to Stockholders and Holders of Participating Warrants
of Longeveron Inc.

                 , 2023

Dear Stockholder and/or Participating Warrant Holder:

This letter is being distributed by Longeveron Inc., a Delaware corporation (the “Company”), to all holders of record of shares of the Company's Class A common stock, par value $0.001 per share, Class B common stock, par value $0.001 per share (collectively with the Class A common stock, the “common stock”) and holders of warrants exercisable for Class A common stock (each, a “participating warrant”), as of 5:00 p.m., Eastern Time, on                     , 2023 (the “record date”), in connection with the offering (the “Rights Offering”) of transferable subscription rights (the “Rights”) to purchase shares of Class A common stock as described in the Company’s Prospectus, dated                  , 2023 (the “Prospectus”).

In the Rights Offering, the Company is offering the right to purchase up to $30.0 million of our Class A common stock, as described in the Prospectus. The Rights will expire, if not exercised, prior to 5:00 p.m., Eastern Time, on        , 2023 (as it may be extended, the “expiration date,” and such time, the “expiration time”). If you do not exercise your Rights at or before the expiration date of this Rights Offering, your unexercised Rights will be null and void and will have no value.

As described in the accompanying Prospectus, you will receive, at no charge, five transferable Rights for every share of common stock beneficially owned, or share of Class A common stock underlying a participating warrant owned and settled, by 5:00 p.m., Eastern Time, on the Record Date. Each Right consists of a basic subscription right and an over-subscription privilege. The Rights will be transferable and will entitle the holder to purchase one share of Class A common stock, at a subscription price per share of $                (the “subscription price”). In the event that holders exercise Rights for in excess of the aggregate maximum exercise amount of $30.0 million, the amount subscribed for by each holder will be proportionally reduced, based on the amount subscribed for (not including any over-subscription privilege subscribed for).

In addition, holders who fully exercise their basic subscription right will be entitled to subscribe for additional shares of Class A common stock that remain unsubscribed as a result of any unexercised basic subscription rights (the “over-subscription privilege”). The over-subscription privilege allows a Rights holder to subscribe for additional shares of common stock at the subscription price per share on a pro rata basis if any shares are not purchased by other holders of Rights under their basic subscription rights as of the expiration date. “Pro rata” means in proportion to the number of shares of Class A common stock that you and the other Rights holders have subscribed for under the over-subscription privilege.

A holder may exercise such holder’s over-subscription privilege only if such holder exercised its basic subscription right in full and other holders of Rights do not exercise their basic subscription rights in full. If there are not enough shares of Class A common stock to satisfy all subscriptions made under the over-subscription privilege, the Company will allocate the remaining shares of common stock pro rata, among those over-subscribing privilege holders. For purposes of determining if a holder has fully exercised its basic subscription right, the Company will consider only the basic subscription right held by such holder in the same capacity. You will be required to submit payment in full for all the shares of Class A common stock you wish to subscribe for in accordance with the terms of the Rights Offering. The Company will not issue fractional shares of Class A common stock in the rights offering. Any excess subscription payments received by the subscription agent will be promptly returned, without interest or penalty, after the expiration of this offering. Colonial Stock Transfer Company, Inc. will act as the subscription agent in connection with this offering, and will determine the over-subscription allocation based on the formula described above.

The Rights will be transferable and are expected to trade on The Nasdaq Capital Market under the symbol “LGVNR” until 4:00 p.m., Eastern Time on                   , 2023 (or, if the offer is extended, until 4:00 p.m., Eastern Time on the extended expiration date).

You are not required to exercise any or all of your Rights. If you do not exercise your Rights and the Rights Offering is completed, the number of shares of our common stock and participating warrants you own will not change but your percentage ownership of our total outstanding voting stock may decrease because shares may be purchased by other stockholders in the Rights Offering. Your percentage ownership of our voting stock may also decrease if you do not exercise your Rights in full. Please see the discussion of risk factors related to the Rights Offering, including dilution, under the heading “Risk Factors — ‘If you do not exercise your Subscription Rights, you will likely suffer dilution’” in the Prospectus.

The Rights will be evidenced by a Transferable Subscription Rights Certificate issued to holders of record and will cease to have any value after the expiration time. Enclosed are copies of the following documents:

1.	Prospectus;

2.	Transferable Subscription Rights Certificate;

3.	Instructions as to Use of Longeveron Inc. Transferable Subscription Rights Certificates; and

4.	Notice of Guaranteed Delivery.

Your prompt action is requested. To exercise your Rights, you should properly complete and sign the Transferable Subscription Rights Certificate and forward it, with payment of the subscription price in full for each share of Class A common stock subscribed for pursuant to the basic subscription right and the over-subscription privilege, to the subscription agent, as indicated in the Prospectus. The subscription agent must receive the Transferable Subscription Rights Certificate with payment of the subscription price on or prior to 5:00 p.m., Eastern Time, on the Expiration Date, unless extended. All payments of the subscription price must be made in United States dollars for the full number of shares of Class A common stock for which you are subscribing by (x) check drawn upon a United States bank payable to Colonial Stock Transfer Company Inc., as subscription agent, or (y) wire transfer of immediately available funds to the account maintained by the subscription agent for the purpose of accepting subscriptions in the Rights Offering. If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in this Rights Offering, the subscription agent may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. You should allow a sufficient number of days to ensure delivery to the subscription agent and clearance of any payment by uncertified personal check on or prior to 5:00 p.m., Eastern Time, on the Expiration Date. Neither the Company nor the subscription agent undertakes any obligation to contact you concerning an incomplete or incorrect subscription form or payment, nor is the Company under any obligation to correct such forms or payment. The Company has the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

Once you have exercised your Rights, such exercise may not be revoked, even if you later learn information that you consider to be unfavorable to the exercise of your Rights. Any excess payments received by the subscription agent will be returned, without interest or deduction, promptly following the expiration of the Rights Offering.

Additional copies of the enclosed materials may be obtained from Okapi Partners LLC, the information agent for this Rights Offering, by calling (212) 297-0720 (bankers and brokers) or (844) 201-1170 (all others) or email at info@okapipartners.com. Any questions or requests for assistance concerning the Rights Offering should be directed to the information agent.

Very truly yours,

LONGEVERON INC.